Exhibit 4.16

CERTAIN CONFIDENTIAL INFORMATION CONTAINED IN THIS DOCUMENT, MARKED BY [***], HAS BEEN OMITTED BECAUSE IT IS NOT MATERIAL AND WOULD LIKELY CAUSE COMPETITIVE HARM TO THE REGISTRANT, IF PUBLICLY DISCLOSED.

MOBILE GAME DISTRIBUTION AND SERVICING AGREEMENT

Between

DoubleU Games Co., Ltd.

And

DoubleDown Interactive LLC.

Dated: November 1st, 2021

MOBILE GAME DISTRIBUTION AND SERVICING AGREEMENT

THIS MOBILE GAME DISTRIBUTION AND SERVICING AGREEMENT (this “Agreement”), is made and entered into on, November 1st, 2021 (the “Effective Date” is June 1st, 2021) by and between

DoubleU Games Co., Ltd., a corporation duly incorporated and validly existing under the laws of Korea and having its principal place of business at 16F, Gangnam Finance Center (Yeoksam dong), 152, Teheran-ro, Gangnam-gu, Seoul, Korea, (the “Licensor”);

DoubleDown Interactive LLC, a corporation duly organized and validly existing under the laws of State of Washington and having its principal place of business at 605 Fifth Avenue South, Suite 300, Seattle, Washington 98104 (the “Partner”).

The Licensor, and the Partner shall be referred to individually as a “Party” and collectively as the “Parties.”

RECITALS:

WHEREAS, the Licensor is the owner of or has a license to an online MOBILE game, titled “Undead World: Hero Survival” (the “Game”);

WHEREAS, the Licensor desires to attract end users to the Game by granting the Partner an exclusive license; (i) to distribute and market the Game in the Territory (as defined below in Article 1) and (ii) to provide certain Services (as defined below in Article 1) to end users located in the Territory; and

WHEREAS, the Partner desires to enter into an exclusive license agreement with the Licensor pursuant to which the Partner will distribute and market the Game in the Territory.

NOW, THEREFORE, in consideration of the mutual covenants and other terms and conditions contained herein, and other good and valuable consideration, the sufficiency and receipt of which are hereby acknowledged, the Parties hereby agree as follows:

Article 1.

Definitions

For the purpose of this Agreement, the terms set forth in this Article 1, regardless of whether singular or plural form is used, shall have the following meanings:

1.1

“Confidential Information” shall mean all information (regardless of its form, manifestation or how it is known to the Receiving Party) concerning the Disclosing Party and, including without limitation, all of the data provided, in any form, regarding the technologies, business, financial affairs and operation of the Disclosing Party.

1.2	“Disclosing Party” shall mean the party which is disclosing its own Confidential Information to a Receiving Party.

1.3	“Illegal Use” shall have the meaning set forth in Article 4.2.

1.4

“Gross Sales Revenue” shall mean the gross sales revenue received by the Partner from any and all amount of fees actually paid by end users to Partner for purchasing access to the Game and for obtaining any in-game commodity (including, but not limited to, items, characters, skills) appearing in or used for playing the Game, and any other revenue received by the Partner by exploiting the Game, the method of calculation of which shall be separately determined by the Parties.

1.5

“Net Sales Revenue” shall mean the amount calculated by deducting any refunds, related taxes, hosting fees, and commission paid to service provider of application distribution platform (including, but not limited to, Apple App Store or Google Play Store) and/or social platform (including, but not limited to, Facebook) from Gross Sales Revenue.

1.6	“Receiving Party” shall mean the party which is receiving the Confidential Information from the Disclosing Party.

1.7	“Royalty” shall mean the royalty the Partner is obliged to pay to the Licensor under Article 5 of this Agreement.

1.8	“Royalty Tax” shall mean the taxes levied by the government on Royalty.

1.9

“Commercial Service” shall mean the game service provided after commencement of billing to end users in digital application distribution platform including, but not limited to, Apple App Store and Google Play Store.

1.10

“Services” shall mean services related to the server administration and management of the Game, technical support assistance to end users, billing to end users, marketing of the Game and any other activities as stipulated in, and contemplated under, this Agreement.

1.11	“Mobile Application” shall mean the mobile application downloaded through the digital application distribution platform for device installation to enable end users to access and play the Game.

1.12

“Trademarks” shall mean the “DOUBLEU” and “ Undead World: Hero Survival” trademarks and any other trademarks, trade names, identifying marks or characteristics or other equivalent used by the Licensor and/or the Game or associated manuals, promotional or sales brochures or other materials, whether registered or unregistered.

1.13	“Quarterly Report” shall have the meaning set forth in Article 5.1.3.

1.14

“Game Database” shall mean end user data relating to the game-play information, including, without limitation, user level, player card information, item inventory and such other data and information collected in connection with the Game.

1.15	“Territory” shall mean the geographical territory throughout the entire world.

1.16

“Hacking” shall mean any intentional attempts or acts of third parties to gain access to the Game illegally or without authorization of the Partner. Hacking may cause abnormal situations within the Gam e, including but not limited to, abnormal creation of certain items, abnormal enhanced player ability level and abnormal modification of various attributes of the Game.

Article 2.

Grant of License

2.1

The Licensor hereby grants a limited, exclusive license to the Partner, and the Partner hereby accepts right from the Licensor, under the terms and conditions set forth in this Agreement within the Territory:

(a)	to maintain and operate the Game and the Services; and

(b)	to market and distribute the Game to end users.

2.2

The Partner acknowledges and agrees that it has no rights or claims of any type to the Game except such rights as created by this Agreement, and the Partner irrevocably waives and releases any claim to title and ownership rights (including and copyright ownership) in the Game.

2.3	Unless expressly approved in writing by the Licensor in advance, the Partner shall have no right to sublicense the rights granted under this Agreement to the 3rd party.

Article 3.

Promotional Materials

For the purpose of advertising the Game in the Territory, the Partner may request the Licensor, and Licensor shall provide, subject to their availability at the time of such request, the Partner with advertising and promotional materials that have been generally used by the Licensor.

Article 4.

Technical Assistance

4.1	The Licensor shall provide reasonable technical assistance to the Partner.

4.2

The Partner shall immediately report to the Licensor, with reasonable detail, any occurrences (or attempt thereof) of cracking, macro program editing, Hacking and other illegal or unauthenticated usage or modification of the Game or related server programs (“Illegal Use”) within 24 hours from such occurrence (or attempt thereof). The Licensor shall send a brief supporting schedule to the Partner upon receipt of the report from the Partner.

Article 5.

Royalty

5.1	Royalty.

In consideration of the license granted under this Agreement, the Partner shall pay to the Licensor an amount equal to [***] of the Net Sales Revenue on a quarterly basis (the “Royalty”) pursuant to Article 5.

5.1.1

The Partner shall not pay the Royalty unless the quarterly Gross Sales Revenue exceeds [***] (the “Royalty Threshold”) in such quarter, provided that Royalty Threshold may be changed by mutual agreement depending on the marketing strategy of the Game.

5.1.2	The Partner shall provide a quarterly Gross Sales Revenue report to the Licensor within 15 business days after the end of each quarter.

5.1.3	Each Royalty payment shall be accompanied by a fully detailed revenue and royalty report, checked and confirmed by the Partner (the “Quarterly Report”).

5.1.4	The Quarterly Report shall be based on the application distribution platform’s calculation.

5.1.5

The Royalty shall be computed every quarter as of the last date of each quarter and shall be due and payable by the last day of the next calendar month following the quarter in which the Royalty is computed (e.g., Q2 Royalty must be paid by the 31st day of July).

(a)	Quarterly Report written by Partner shall be delivered to Licensor within thirty (30) business days after the last day of each quarter.

(b)	Upon receiving the Quarterly report from the Partner, Licensor will provide invoice of applicable quarter within twenty (20) business days.

(c)	Partner shall complete the payment by the end of the next month after invoice issuance.

(d)	All amounts in the Quarterly Report shall be stated in US Dollars.

5.2	Telegraphic Transfer Remittance.

All payments to the Licensor made hereunder shall be made in US Dollars by means of official telegraphic transfer remittance to the following bank account:

[***]

5.3	Wire Transfer Fees.

All costs and expenditures arising from the payment (excluding the withholding taxes, if any), including without limitation the telegraphic fee from the Partner bank, shall be borne by the Partner.

5.4	Default of Payment.

In the event any payment is delayed by Partner under this Agreement as the result of the Partner, the Partner shall pay a default interest at a rate of [***] per annum for any outstanding amounts.

5.5	Taxes.

5.5.1

The Licensor agrees and acknowledges that the Partner is obliged to pay the Royalty Tax to the applicable taxing authority and the Partner shall withhold the relevant amount of the Royalty Tax for the quarterly royalties, thereby reducing the net amount of quarterly royalty. Upon the Partner’s withholding of the Royalty Tax, the Partner shall be solely responsible for the payments of the Royalty Tax to the applicable taxing authority, and the Partner shall pay such withheld Royalty Tax to the applicable taxing authority of the Licensor on behalf of the Licensor in a timely manner, and shall provide the Licensor with the proper evidence of such payment of the Royalty Tax.

5.5.2

All customs duties, taxes and any similar charges, which may be imposed on the Licensor by the Licensor’s government with respect to this Agreement, shall be borne by the Licensor. All customs duties, taxes and similar charges that may be imposed on the Partner by the Partner’s government as a result of entering into or in connection with this Agreement shall be borne by the Partner.

Article 6.

Report & Auditing

6.1

The Partner, upon the Licensor’s request, shall use commercially reasonable efforts to provide the Licensor with all relevant information on the development of its business in relation to the Game during the term of this Agreement.

6.2	The Partner shall keep all of its record, contractual and accounting documents and company documents in relation to its business and activities under this Agreement during the term of this Agreement.

Article 7

Marketing

7.1	The Partner shall use commercially reasonable efforts to advertise, promote and perform marketing activities on the Game in the Territory.

7.2	The Licensor shall provide the Partner with relevant marketing and promotional materials for the Game which have been or will be produced and used by the Licensor during the term of this Agreement.

7.3

The copyright (including right of production of derivative works and compilation works) on all the marketing and advertising materials provided to the Partner by the Licensor in order for the promotion of the Game shall be owned by the Licensor. The Partner shall have the right to use such marketing and advertising materials while this Agreement shall remain in effect.

Article 8.

Partner’s Obligations and Representations

8.1

Proper Protection for Intellectual Property and Stable Game Service. The Partner shall use reasonable efforts to keep its service systems free from any attempt at piracy, cheating or Hacking. The Partner shall make efforts to abide by the Licensor’s recommendations to ensure adequate protection of the intellectual property rights of the Game.

8.2	Licenses. The Partner shall obtain and maintain all licenses, approvals, and permits necessary for the Partner to fully perform its obligations under this Agreement.

8.3

Third Party Infringement. The Partner shall notify the Licensor promptly if it becomes aware of any actual or alleged infringement of any of the Licensor’s intellectual property rights. The Licensor may, in its sole discretion, take or not take whatever action it believes is appropriate in connection with any such infringement. If the Licensor elects to take any such action, the Partner agrees to reasonably cooperate in connection therewith.

Article 9.

The Licensor’s Rights and Obligations

9.1	Technical Services.

(a)	The Licensor shall not be responsible for any damage or losses, economic or otherwise, caused by pirated client or server programs, cheating or macro programs.

(b)	The Licensor shall assist the Partner to complete the installation of the game server and its pertaining software programs for the Game.

(c)	The Licensor shall have the obligation to support the Partner for the Partner to be able to stably operate the Game in the Territory.

9.2	Ownership.

(a)

The Partner hereby acknowledges that all right, title and interest in and to the Game, including, without limitation, all intellectual property rights in and to the Game and on-line reporting system shall at all times belong to the Licensor. Except as expressly licensed to the Partner under this Agreement, the Licensor retains all the right, title and interest in and to the Game, and to any modification, correction, addition, extension, upgrade, improvement, adaptation or abridgment to the Game created by the Licensor.

(b)	The Partner hereby acknowledges and agrees that the Game Database shall be jointly owned by the Licensor and the Partner.

9.3

Reservation of Right. The Licensor hereby reserves all rights not expressly granted to the Partner in this Agreement. The Partner acknowledges that the Licensor claims and reserves all rights and benefits afforded under all applicable laws in the Game. Any copying, modification, or distribution of such copyrighted works not expressly authorized by this Agreement is strictly prohibited.

9.4	Exclusiveness. The rights granted to the Partner by the Licensor under this Agreement are exclusive in the Territory and terminable subject to the terms and conditions hereunder.

Article 10.

Term

10.1

Term. This Agreement shall become effective on the Effective Date, and shall continue in full force for twelve (12) months after the starting date of the Commercial Service (“Initial Term”), unless earlier terminated. Unless one Party gives the other Party written notice not to renew this Agreement at least thirty (30) days prior to the last day of the Initial Term and extended term, the Agreement shall be automatically extended one (1) year.

10.2

Phase-Out Period. If this Agreement is terminated, the Parties shall determine by mutual agreement whether there shall be a phase out period (the “Phase-Out Period”) and the length of such Phase-Out Period, provided that such period shall not exceed three (3) months. During the Phase-Out Period, the Partner shall (i) continue to make the Game available to end users and (ii) terminate its marketing and sales activities relating to the Game.

Article 11.

Termination

11.1	Termination. This Agreement shall be terminated automatically forthwith upon the sending of notice in writing upon the occurrence of one or more of the following events:

(a)

if the other Party commits a material breach of any of its obligations under this Agreement and such material breach is not be remedied within sixty (60) calendar days from the giving of written notice requiring said breach to be remedied;

(b)	by either Party hereto, if the other party or its creditors or any other eligible party makes a filing for liquidation, bankruptcy, reorganization, compulsory composition, or dissolution;

(c)

by either Party hereto, if the other Party is or becomes incapable for a period of ninety (90) days of performing any of its said obligations under this Agreement because of any force majeure described in Article 12.

11.2	Immediate Termination without notice. This Agreement shall be terminated automatically and immediately without any notice upon the occurrence of any of the following:

(a)	Any disclosure of the Game to a third party or modification thereof by the Partner in violation of this Agreement;

(b)	A failure or delay of the Partner either to report the Royalty payment due or to pay the Royalty to the Licensor on at least three (3) separate occasions.

11.3	Consequences of Termination.

(a)

Upon expiration or termination of this Agreement, the Parties shall have no further rights or obligations under this Agreement, except that the rights and obligations of the Parties that have accrued shall not be affected thereby.

(b)

Upon the end of the Phase-Out Period after the termination of this Agreement for any reason, (i) all of the rights and licenses granted under this Agreement shall terminate and the Partner shall immediately cease any use of the Game, the Documentations, the Mobile Application, and the Trademarks, and (ii) the Partner shall terminate the Service. In addition, upon expiration or termination of this Agreement, the Partner agrees that it will use commercially reasonable efforts to assist that the Licensor or an entity designated by the Licensors succeeds the Service.

Article 12.

Force Majeure

Notwithstanding anything in this Agreement to the contrary, no default, delay or failure to perform on the part of either Party shall be considered a breach of this Agreement if such default, delay or failure to perform is shown to be due entirely to causes beyond the reasonable control of the Party charged with such default, delay or failure, including, without limitation, causes such as strikes, lockouts or other labor disputes, electrical power outages or shortages, riots, civil disturbances, actions or inactions of governmental authorities or suppliers, epidemics, war, embargoes, severe weather, fire, earthquake, acts of God or the public enemy.

Article 13.

Warranties and Limitation of Liability

13.1

The Licensor hereby represents and warrants that the Licensor has the right to grant the license set forth in Article 2 to the Partner. The Licensor further represents and warrants that the Game will operate in material compliance with any documentation or specifications provided by Licensor.

13.2	The Licensor does not warrant (i) that the operation of the Game will be error free in all circumstances, or (ii) that any defects in the Game will be corrected.

13.3

In no event shall either party be liable to the other party for consequential, indirect or special damages arising from any claim or action hereunder, based on contract, tort, and other legal theory. In no event shall either party be liable to the other party for damages for any cause whatsoever in an amount in excess of the amounts paid to Licensor as Royalty or the Quarterly payment within the previous twelve (12) months under this Agreement.

Article 14.

Use of Trademarks

14.1

The Licensor hereby grants to the Partner, upon the terms and conditions hereinafter specified, an exclusive, non-assignable license to use the Trademarks during the term of this Agreement in connection with servicing, use, promotion, distribution and marketing of the Game.

14.2

The Partner may use the Trademarks on the Partner’s letter headings, invoices and all advertising and promotional material for the Service in such form and in such manner as shall have been approved by the Licensor.

14.3	The Partner shall not make any claim to the Trademarks or attempt to register any similar trademarks, trade names or service marks nor shall it permit, aid or abet others in doing so.

Article 15.

Intellectual property rights Infringement

15.1

In the event that Partner becomes aware of a claim that the Game, in whole or in part, infringes any third party intellectual property rights and/or a third party makes a claim against the Partner for alleged infringement of such intellectual property rights (in each case, a “Claim”), the Partner shall immediately by either e-mail or fax inform the Licensor thereof, and the Partner shall provide its cooperation and assistance to the Licensor in handling of the claim. Licensor shall defend, indemnify and hold Partner harmless from any such Claim.

15.2

The Licensor shall have no obligation to indemnify the Partner for any claim of infringement to the extent that any such claim arises out of (i) use by the Partner or any third party of the Game in an application or environment for which the Game was not designed or contemplated; or (ii) modification by the Partner or any third party of the Game which modification is not authorized by the Licensor. The Partner shall indemnify and hold harmless the Licensor from any damages occurred as a result of the Partner’s infringement of any of the intellectual property rights of the Licensor.

Article 16.

Confidentiality

16.1 The Partner agrees that it shall not, without the prior written consent of the Licensor, disclose any Confidential Information to any third party, use or permit any Confidential Information to be used by any third party, except to the extent required by applicable law. The Partner shall implement reasonable procedures to prohibit the unauthorized disclosure or misuse of any of Licensor’s Confidential Information.

16.2 The Licensor shall not, without the prior written consent of the Partner, disclose any of the Partner’s Confidential Information to any third party that is transmitted by the Partner to the Licensor. The Licensor shall implement reasonable procedures to prohibit the unauthorized disclosure or misuse of any of Partner’s Confidential Information.

Article 17.

Indemnification

The Partner shall compensate for the damages (excluding attorneys’ fees) incurred by the Licensor due to the Partner’s breach of this Agreement; provided, however, that the Partner’s liability shall not exceed the amount paid to the Licensor for the previous twelve (12) months.

Article 18.

Miscellaneous Provisions

18.1

Entire Agreement. This Agreement constitutes the entire understanding and agreement between the Parties and supersedes and replaces any and all prior or contemporaneous, oral or written, representations, communications, understandings and agreements between the Parties with respect to the subject matter hereof.

18.2

Modifications. This Agreement shall not be modified, amended, cancelled or altered in any way, and may not be modified by custom, usage of trade or course of dealing, except by an instrument in writing signed by all of the Parties.

18.3

Waiver. The performance of any obligation required of a Party hereunder may be waived only by a written waiver signed by the other Party, and such waiver shall be effective only with respect to the specific obligation described.

18.4

Severability. If any provision hereof is found invalid, illegal or unenforceable pursuant to any executive, legislative, judicial or other decree or decision, the remainder of this Agreement shall remain valid, legal and enforceable according to its terms, and such invalid, illegal or unenforceable provision shall be replaced with a provision that approximates the substance and spirit of the invalid, illegal or unenforceable provision as closely as possible without being invalid, illegal or unenforceable.

18.5

Governing Law. This Agreement and all disputes arising out of or in connection with this Agreement shall be governed by, interpreted under, and construed and enforceable in accordance with, the law of Korea.

18.6

Jurisdiction. If any dispute shall arise in connection with this Agreement, any Party may initiate the dispute resolution procedures set forth in this Section by giving the other Party written notice of such dispute (“Dispute Notice”). Following issuance of a Dispute Notice, the Parties shall endeavor to resolve the dispute through negotiations conducted in good faith. All negotiations that take place in connection with the dispute shall be conducted in confidence and without prejudice to the rights of the Parties in any future proceedings. If the dispute cannot be resolved through good faith negotiations within thirty (30) days from the date upon which the Dispute Notice was issued, then any Party may request mediation in accordance with the Seoul Central District Court’s Mediation Procedure by sending a written notice to the other Party and to the Seoul Central District Court.

18.7

Assignment. Neither Party shall have the right, power or authority to assign this Agreement or any of its rights and obligations hereunder to any third party, and this Agreement may not be involuntarily assigned or assigned by operation of law, without the prior written consent of the other Party. Any such assignment without the other Party’s prior written consent shall be null and void.

18.8

Notices. Each Party shall be notify the other Party about any changes to their registered office address when their office address is changed during this Agreement. All notices, demands, requests, consents or other communications hereunder shall be in writing and shall be given by a pre-paid registered post mail or e-mail to the Parties.

IN WITNESS WHEREOF, the Parties have caused this Agreement to be executed by their duly authorized representatives as of the date first above written.

DoubleU Games Co., Ltd.

By:	/s/ Jay Choi
Name:	Jay Choi
Title:	CFO

DoubleDown Interactive LLC

By:	/s/ In Keuk Kim
Name:	In Keuk Kim
Title:	CEO